Robert B. Little rlittle@velaw.com
Tel 214.220.7931 Fax 214.999.7931
June 1, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-7010
Attention: Mellissa Duru

Re:	Mewbourne Energy Partners, 06-A, L.P. and Mewbourne
Energy Partners, 07-A, L.P. (collectively, the
“Partnerships”)
Registration Statement on Form S-1
(File No. 333-131978)
Dear Ms. Duru:
     On behalf of the Partnerships, this letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) set forth in the letter dated March 24, 2006, to the above-referenced registration statement. Concurrently with filing this comment response letter with the Commission via EDGAR correspondence, the Partnerships are also filing with the Commission Amendment No. 1 to the registration statement (“Amendment No. 1”).
     In order to expedite the Staff’s review of the Partnerships’ responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Partnerships’ responses. The Partnerships have incorporated changes in Amendment No. 1 where applicable. Unless otherwise defined herein, capitalized terms are used herein as defined in the registration statement.
     General
     1. Where comments on a section or in the filing related to Mewbourne Energy Partners 06-A, L.P. also relate to disclosure in another section or in the filing related to Mewbourne Energy Partners 07-A, L.P, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
     Response:

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas	Trammell Crow Center, 2001 Ross Avenue, Suite 3700
Dubai Houston London Moscow New York Tokyo Washington	Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716
www.velaw.com

Securities and Exchange Commission June 1, 2006 Page 2
     The Partnerships have made parallel changes to all disclosure affected by the Staff’s comments.
     2. We will need time to review all new disclosure, materials, or omitted exhibits. In this regard, we note disclosure regarding the brochure of materials that soliciting dealers and investors will be provided with in connection with the sales of interests. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.
     Response:
     Concurrently with transmitting this letter to the Commission, the Partnerships are sending to you by overnight mail a copy of the marketing brochure.
     3. We note in your independent auditor’s consent that an audit report for Mewbourne Development Corporation dated February 25, 2006 is referenced. However, the audit report in your registration statement for that entity is dated January 25, 2006. Please revise as appropriate.
     Response:
     The independent auditor’s consent filed as an exhibit to Amendment No. 1 correctly references the audit report dated January 25, 2006.
     4. Please provide updated disclosure in each amendment. For example, consistent with the requirements of Guide 4, please update the prior performance tables.
     Response:
     Amendment No. 1 includes updated disclosure, including prior performance tables updated through March 31, 2006, which is the end of the most recently completed quarterly period for the drilling programs.
     5. Provide more detailed disclosure regarding the allocation mechanism that will be used with respect to subscriptions as they come in. Revise to inform investors of whether there are any caps on the numbers of limited versus general partnership interests offered in each partnership and in the event the partnerships are oversubscribed, revise to indicate how interests will be allocated. To the extent material, revise to include a risk factor that delineates the risk associated with any allocation mechanism.

Securities and Exchange Commission June 1, 2006 Page 3
     Response:
     Subscriptions are accepted in the order in which they are received. If investments come in after the maximum number of interests have already been purchased, then those investments that are received after the maximum amount has been reached are not accepted. There is no reduction to investments previously received in order to accommodate an oversubscribed Partnership. Investors are entitled to elect whether they wish to invest as general or limited partners, and there are no caps on the number of general or limited partner interests that are accepted. In response to the Staff’s comment, pages 1, 32 and 33 of Amendment No. 1 have been revised to further clarify these matters. Based on the foregoing, the Issuer respectfully submits that inclusion of a risk factor is unnecessary.
     Outside Front Cover Page
     6. Revise the front cover page to indicate, as done on page 1, that the minimum amount accepted in a subscription could be as little as $10,000 at the sole discretion of the managing partner and that the maximum, could be greater than $500,000. Explain the circumstances in which the managing partner would make a decision to accept subscriptions below the $20,000 minimum established or above the $500,000 cap established for each investor.
     Response:
     Amendment No. 1 has been revised to delete language on pages 1 and 32 regarding acceptance of subscriptions for more than five hundred interests. In response to the Staff’s comment, the outside front cover page to Amendment No. 1 indicates that the minimum amount accepted in a subscription could be as little as $10,000 in the discretion of the managing partner. The managing partner, in its discretion, may determine that it is appropriate to accept a subscription for less than twenty interests. For example, an investor that has not previously invested in one of the managing partner’s partnerships that meets the suitability requirements may be unwilling to commit the full $20,000 to a subscription in a Partnership in its initial investment, and the managing partner may determine to give the new investor the opportunity to invest at a lower level. In addition, other investors that meet the suitability requirements may be advised by their financial planners to spread their investments in oil and gas investments such as the Partnerships over a period of years, so the amount available for investment in one Partnership may be less than $20,000. In sum, the managing partner examines subscriptions for less than twenty interests on a case-by-case basis and makes a determination on whether such an investment is appropriate under the circumstances.

Securities and Exchange Commission June 1, 2006 Page 4
     7. Highlight in bold the text that appears in these bullet points.
     Response:
     In response to the Staff’s comment, the bullet points on the outside front cover page to Amendment No. 1 are highlighted.
     8. We direct you to Release No. 33-6900. Please confirm the disclosure regarding the percentage of proceeds that will be reinvested in the business of each partnership on the cover page. In this regard, please indicate whether the proceeds available to each partnership represents the sum of all proceeds, net of any additional management fees or other fees that may be assessed to the partnership. We note, for example, that the plan of distribution section on page 37 indicates that fees may be as high as 10.5%, not 8.5% as reflected on the cover. Also Sections 5.7 and 5.8 of the Agreement of Partnership specify the administrative fees that could be assessed, even in years in which there is no production.
     Response:
     The table on the cover page specifies that the amounts listed are on a “Per Partnership” basis. The amount of proceeds listed as available to a Partnership represents the amount of offering proceeds that will actually be invested in the business of a Partnership. As reflected in the table on the cover page and in the section entitled “Application of Proceeds” beginning on page 19 of Amendment No. 1, an amount equal to 8.5% of the proceeds realized from the sale of interests to investors will not be received by a Partnership and will be deducted to pay sales commissions and marketing fees to the soliciting dealers. Wholesaling expenses (which, as noted on page 41 of Amendment No. 1, will not exceed 2% of the estimated aggregate gross proceeds of the offering) are not paid out of proceeds of the offering or revenues from the program; rather, such expenses are included in the organization and offering expenses that will be paid on behalf of each Partnership by the managing partner in exchange for a contribution credit, which contribution credit for organization and offering expenses, including wholesaling expenses, will equal 1.5% of the subscriptions from investors. (The 2% cap on wholesaling expenses was added in response to a comment from the NASD to a prior program.) In response to the Staff’s comment, a sentence has been added to page 42 of Amendment No. 1 to clarify that wholesaling expenses are not deducted from the offering proceeds. The administrative fees described in Sections 5.7 and 5.8 of the Agreement of Partnership are not paid from the proceeds of the offering, but are paid out of revenues, and so do not affect the disclosure regarding the amount of proceeds to be invested.

Securities and Exchange Commission June 1, 2006 Page 5
     Summary, page 1
     The Partnerships, page 1
     9. We note the form of subscription form attached as an exhibit to the prospectus. The form would allow an investor to delineate an interest in either partnership. Clarify in the main body of the prospectus that investors will be capable of indicating an interest in only the 2006 partnership during the 2006 offering period and only in the 2007 partnership at a later unspecified date in 2007.
     Response:
     In response to the Staff’s comment, page 1 of Amendment No. 1 states that investors will be entitled to subscribe for interests only in Mewbourne Energy Partners 06-A, L.P. (and not Mewbourne Energy Partners 07-A, L.P.) during the subscription period.
     10. We refer you to Guide 4 of the Securities Act of 1933. Consistent with the guidance set forth in Guide 4 (1), supplement the summary section to delineate the relative participation in costs and revenues amongst investors and other parties. Further, provide the information required with respect to the application of proceeds, including but not limited to, the proposed estimated percentages of the minimum dollar amount that would be used for financing the principal activities of the partnership. If you believe this information is already provided, please direct us to the appropriate table for each of these items.
     Response:
     Under the heading “Application of Proceeds and Participation in Costs and Revenues” on page 2 of Amendment No. 1, there is a brief description of how the offering proceeds will be applied along with a cross-reference to the more detailed disclosure later in the prospectus, which can be found on page 19. Page 2 of Amendment No. 1 also includes a cross-reference to the “Participation in Costs and Revenues” section of the prospectus, which can be found on page 21 of Amendment No. 1. The Issuer respectfully submits that this disclosure satisfies the Guide 4 requirements.
     Investment as a Limited Partner or General Partner, page 3
     11. Revise to cross-reference the section of the prospectus in which you delineate the mandatory suitability qualifications investors must possess in order to participate in the offering and additional basis, if any, for rejection by the Managing Partner, of subscription interests.

Securities and Exchange Commission June 1, 2006 Page 6
     Response:
     In response to the Staff’s comment, page 4 of Amendment No. 1 has been revised to include a cross-reference to the section of the prospectus that describes the suitability standards.
     12. Supplement the second paragraph to indicate that the subscription period for Mewbourne Energy Partners 06-A, L.P. will end earlier than that of the subscription period for Mewbourne Energy Partners 07-A, L.P. given that the commencement of solicitations for the latter will not occur until 2007.
     Response:
     In response to the Staff’s comment, page 4 of Amendment No. 1 has been revised to include disclosure regarding the subscription periods for the Partnerships.
Risk Factors, page 5
General
     13. As currently drafted, the captions that appear before the disclosure in this section do not provide investors with a succinct overview of the risk factor being discussed and are difficult to identify in the text of the prospectus. Revise all of the risk factor headings in your risk factor discussion so that each risk factor is preceded by an appropriate heading in bold text that summarizes the material risks being disclosed in the risk factor beneath the heading. We may have further comments.
     Response:
     In response to the Staff’s comment, the risk factor section in Amendment No. 1 has been revised to include an appropriate heading in bold text for each risk factor.
     14. On page 28 you indicate that amounts in excess of what has been committed or expended after 12 months of the admission of limited and general partners, will be subject to a refund. Delineate the risk to investors who will not receive the full refund of the pro rata portion of their investment due to the deductions for operating capital that the managing partner will make if it reasonably believes such operating capital can not be provided by anticipated revenues.
     Response:

Securities and Exchange Commission June 1, 2006 Page 7
     In response to the Staff’s comment, a risk factor has been added on page 12 of Amendment No. 1 that describes the ramifications and risks associated with refunds of investments.
     15. As done on page 47, please include a risk factor relating to the potential roll-up transactions and “broad interpretation” the managing partner will use in assessing whether a transaction qualifies as a roll-up transaction and the impact to investors who choose to vote against such a transaction.
     Response:
     In response to the Staff’s comment, a risk factor has been added on page 12 of Amendment No. 1 that describes the risks associated with roll-up transactions. Regarding the managing partner’s intention to use a “broad interpretation” of whether a transaction qualifies as a roll-up transaction, the managing partner’s determination that a transaction would have a significant adverse change in voting rights, term of existence, compensation or other investment objectives (and thereby qualify as a roll-up) benefits the investors because designation as a roll-up triggers the various protections in the partnership agreements with respect to transactions that qualify as roll-ups. In other words, the managing partner’s intention to interpret “significant adverse change” broadly is to the advantage of the investors. Accordingly, the risk factor does not address the managing partner’s intention to use a broad interpretation.
     16. You disclose that the rate of participation by Mr. Mewbourne in programs managed by Mewbourne Oil Company has historically been within the range of 25%-50%. As done on page 54, include a risk factor that delineates that the amount of Mr. Mewbourne’s participation in the current programs may not approximate historic levels.
     Response:
     In response to the Staff’s comment, a risk factor has been added to page 13 of Amendment No. 1 describing that Mr. Mewbourne’s participation may not approximate historic levels.
     Additional Partnership Financing May Become Necessary...” page 6
     17. Revise to address any difficulties you might experience in obtaining additional financing given the restriction imposed on lenders with regard to their recourse against general partners.

Securities and Exchange Commission June 1, 2006 Page 8
     Response:
     In response to the Staff’s comment, the risk factor on page 7 of Amendment No. 1 has been revised to explain the potential difficulties in obtaining additional financing.
     Limitations on Right of Presentment, page 9
     18. Clarify the disclosure so that you indicate the effect of the limit on the managing partner’s ability to accept for repurchase what amounts to only 10% of the minimum capital contribution commitment in the partnership. Specifically, further clarify the potential difficulty associated with purchase of interests in light of the fact that the $500,000 cap on expenditures in any one year is with regard to all interests in partnerships with which the managing partner is affiliated or is sponsor to.
     Response:
     In response to the Staff’s comment, the risk factor on page 10 of Amendment No. 1 has been revised to clarify the disclosure regarding the limitations on the right of presentment.
     Terms of the Offering, page 28
     19. Supplement the disclosure to specify all of the circumstances in which a subscription would be rejected and the time within which an investor would be notified of such rejection and monies returned to the investor.
     Response:
     The managing partner will reject a subscription if the prospective investor does not satisfy the suitability standards. In addition, the managing partner reserves the right to reject a subscription in its sole discretion for any other reason. As described on page 37 of Amendment No. 1, subscriptions will be accepted or rejected by the managing partner within 30 days of receipt or such other shorter time period as may be required by applicable laws of the state in which the subscriber resides, and if a subscription is rejected, the subscription funds tendered in connection therewith will be immediately returned to the appropriate subscriber.

Securities and Exchange Commission June 1, 2006 Page 9
     Subscription Period, page 28
     20. Indicate the subscription period for Mewbourne Energy Partners 07-A, L.P.
     Response:
     In response to the Staff comment, page 33 of Amendment No.1 includes a statement regarding the subscription period for Mewbourne Energy Partners 07-A, L.P.
     Conflicts of Interest, page 54
     21. Indicate whether there will be any economic thresholds when determining which properties to pursue. We note, for instance, that the Managing Partner will receive operations and overhead fees for each producing well even in the case of economically marginal wells.
     Response:
     There are no economic thresholds when determining which properties to pursue. However, as described in the prospectus, the managing partner will make capital contributions to the drilling program in which the partnership participates. Consequently, the managing partner’s interest in the success of the drilling program is aligned with the investors’ interest, and pursuing properties not deemed economically viable would be detrimental to those interests.
     Prior Activities, page 58
     22. To the extent that you have conducted prior offerings in which investors could purchase general partner interests, provide information as to whether they have had to make subsequent additional contributions.
     Response:
     Investors that have purchased general partner interests in prior offerings have not been required to make subsequent capital contributions.

Securities and Exchange Commission June 1, 2006 Page 10
Reserves and Future Net Revenues of Prior Programs, page 71
     23. It appears that your measure “present value discounted at 10% per annum” is a non-GAAP measure. As such, we request that you comply with the requirements of Item 10(e) of Regulation S-K, which require that you add explanatory disclosure language and a reconciliation of that measure to the most directly comparable GAAP measure, which would be the standardized measure of future net discounted cash flows described in paragraph 30 of SFAS 69. Alternatively, you may wish to remove your measure or replace it with the standardized measure.
     Response:
     In response to the Staff’s comment, the table regarding proved reserves and future net revenues has been revised to present a reconciliation to the standardized measure.
     24. Likewise, it appears to us that your measure “estimated future net revenues” may be a non-GAAP measure. Your discussion on page 72 indicates that it is different than the standardized measure of future net discounted cash flows because certain expenses are excluded from the calculation. If it is a non-GAAP measure, the disclosure required by Item 10(e) of Regulation S-K would be required, including a reconciliation to the most directly comparable component of the standardized measure of future net discounted cash flows. Refer to the subparts of paragraph 30 of SFAS 69. It may also be necessary for you to rename the measure to avoid investor confusion, since the term is used in certain of our rules, or to provide further disclosure regarding the use of this term.
     Response:
     In response to the Staff’s comment, the table regarding estimated future net revenues has been revised to present a reconciliation to the standardized measure.
     Where You Can Find More Information, page 103
     25. Please correct the typographical error relating to the Commission’s address. The correct address is 100 F Street NE Washington, D.C. 20549.
     Response:
     In response to the Staff’s comment, the Commission’s address has been corrected on page 107 of Amendment No. 1.

Securities and Exchange Commission June 1, 2006 Page 11
     Financial Statements of Mewbourne Development Corporation
     Statement of Operations, page F1-3
     26. Please revise your financial statements to recognize management fees as revenues and expenses rather than adjusting both to the full cost pool. Refer to Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X for further guidance. You may also wish to refer to paragraph 7(b) of additional guidance that may be found at our website at: http://www.sec. gov/divisions/corpfin/guidance/cfactfaq.htm.
     Response:
     After discussions with the Staff, we understand that this comment was intended to request that the financial statements be revised to account for the management fees under the full cost method. The audited financial statements for Mewbourne Development Corporation as of and for the fiscal year ended June 30, 2005, included in Amendment No. 1 have not been revised in response to this comment, but the unaudited Mewbourne Development Corporation financial statements as of and for the quarterly period ended March 31, 2006, comply with this comment, and Mewbourne Development Corporation has agreed to comply on a prospective basis with this request. Based on discussions with the Staff, we understand that this response is acceptable to the Staff.
     Notes to Financial Statements, page Fl-6
     27. We note that although your financial statements appear to be audited, your footnotes are titled “Notes to Unaudited Financial Statements.” Please revise.
     Response:
     In response to the Staff’s comment, the title to the financial statement footnotes has been revised.
     Engineering Comments
     Definitions, page 24
     Proved Undeveloped Reserves, page 27
     28. The SEC definition of proved undeveloped reserves states that for other undrilled units, reserves can be claimed only where it can be demonstrated with certainty that there is continuity of production. Please revise your document here and on page 9 of the Agreement of Partnership.

Securities and Exchange Commission June 1, 2006 Page 12
     Response:
     In response to the Staff’s comment, the definition of proved undeveloped reserves on page 31 of Amendment No. 1 has been revised and the definition on page 9 of the Agreement of Partnership has been revised.
     You will note that changes in addition to those described above have been made to Amendment No. 1. The Partnerships made these revisions in response to comments from state regulators.
     Thank you for your assistance with this filing. If you have any questions or comments regarding the foregoing, please call me at your convenience at (214) 220-7931.
Sincerely,
/s/ Robert B. Little
Robert B. Little

cc:	J. Roe Buckley (Mewbourne Development Corporation)